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                                                                    Exhibit 99.1

                            [VIVENDI UNIVERSAL LOGO]




        Vivendi Universal and Viacom Announce the Closing of the Sale of
                                   UCI Cinemas


Paris, October 28, 2004 - Vivendi Universal [Paris: 12777.PA and NYSE:V] and Viacom [NYSE: VIAB] have sold the European operations of the UCI Cinemas group (UK, Ireland, Germany, Austria, Spain, Portugal and Italy) to Terra Firma for a price of (EURO)270 million debt and cash free. Vivendi Universal and Viacom each owned 50% of UCI Cinemas.

The UCI group's 50% stake in UCI Japan was sold separately for an additional
(EURO)45.6 million to Sumitomo Corporation.


Media                                                Investor Relations
Paris                                                Paris
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 1 71 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 1 71 71 12 33
Alain Delrieu
+33 (0) 1 71 71 10 86

New York                                             New York
Flavie Lemarchand-Wood                               Eileen McLaughlin
+(212) 572 1118                                      +(1) 212.572.8961